September 1, 2005
Room 4561

Robert E. Jordan
President
Southern Sauce Company, Inc.
11951 S.E. 57th Street
Morristown, FL 32668


	Re:	Southern Sauce Company, Inc.
		Amendment no. 2 to Form SB-2
      Filed August 17, 2005
		Registration no. 333-125268


Dear Mr. Jordan:

      We have reviewed the above amendment and have the following comments in that regard.


Form SB-2/A
Registration Fee Table

1. Because the preferred stock is immediately convertible into common stock, the offer and sale of the underlying shares of common stock must be registered. Please note that your public offering of the convertible shares is necessarily accompanied by a public offering of the underlying shares of common stock. Accordingly, revise the fee table to list the underlying shares of common stock as securities that are being registered. Note that in accordance with paragraph
(i) of Rule 457, no addition filing fee is required for the underlying shares. Please revise the cover page and other appropriate sections of the filing to reference prominently the aggregate number of underlying shares of common stock and to state that those shares are offered pursuant to the registration statement.





Cover Page

2. In a separate paragraph, state that there is no minimum number of shares that must be sold and that the company will retain all proceeds from sales of shares irrespective of the number of shares sold. Also, please provide a risk factor that alerts investors to the potential adverse consequences of a best efforts offering with no minimum-specifically, that the funds received from the offering may not be sufficient to defray the transactional costs associated with the offering.


Executive Compensation, page 15

3. Please provide disclosure in the tabular format specified by Item
402(b) of Regulation S-B, with respect to compensation of your chief executive officer for the most recently completed fiscal year. Columns (a)-(d) of the table must be provided even if the dollar amounts of salary and bonus, but you may omit the columns with respect to any other categories of compensation that were not received during the year.


Description of Securities, page 17

4. You refer to the redemption of the preferred shares in the final paragraph on page 17. If the issuer has rights of redemption with respect to the preferred stock, those rights should be described. If there are no redemption rights, please state this clearly. Additionally, expand to describe the rights of holders of the preferred stock in the event of a liquidation or a distribution of assets.


Item 27, Exhibits, page II-3

5. Consistent with the first comment indicating that the underlying shares of common stock should be registered, please provide a revised opinion of counsel that conforms to the requirements of paragraph
(b)(5) of Item 601 of Regulation S-B with respect to the shares of common stock that underlie the preferred stock.





Signatures

6. The registration statement must be executed by your chief accounting officer or controller. If a person signing the filing in another capacity also discharges the functions of chief accounting officer or controller, they should be designated as such on the signature page.


Closing

      You may contact Maureen Bauer at (202) 551-3237 or Terrence O`Brien, Branch Chief - Accounting at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

Cc:	Joel Bernstein
	2666 Tigertail Avenue Suite 104
	Miami, FL  33133
	Fax no. (786) 513-8522